June 5, 2020

Datum One Series Trust

50 S. LaSalle Street

Chicago, IL 60603

Re: Subscription for Shares

Ladies and Gentlemen:

Polar Capital Partners Limited (“Polar”), in consideration of the formation of Datum One Series Trust (the “Trust”) and its initial series, Polar Capital Emerging Market Stars Fund (the “Fund”), hereby subscribes for 10,000 shares of beneficial interest of the Fund (the “Shares”), at a net asset value of $10.00 per share, and agrees to pay the Fund $100,000 in exchange for the Shares of the Fund.

This subscription will be payable and the Shares subscribed for in this letter will be issued prior to the effective date of the registration statement relating to the Shares under the Securities Act of 1933, as amended (the “Act”). The payment of this subscription will be in cash and may be made in such increments as Polar deems appropriate.

In connection with your sale to us today of the Shares, we understand that: (i) the Shares have not yet been registered under the Act; (ii) your sale of the Shares to us is in reliance on the sale’s being exempt under Section 4(2) of the Act as not involving any public offering; (iii) in part, your reliance on such exemption is predicated on our representation, which we hereby confirm, that we are acquiring the Shares for investment and for our own account as the sole beneficial owner hereof, and not with a view to or in connection with any resale or distribution of any or all of the Shares or of any interest therein or with the current intention to redeem the Shares; (iv) this letter and all of its provisions shall be binding upon the legal representatives, heirs, successors and assigns of Polar; (v) the Trust’s Agreement and Declaration of Trust, including any amendments or restatements thereto, is on file with the Secretary of The Commonwealth of Massachusetts; and (vi) this letter is executed on behalf of the Trust by an officer of the Trust as an officer and not individually, and the obligations imposed upon the Trust by this letter are not binding upon any of the Trust’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Trust. We hereby agree that we will not sell, assign or transfer the Shares or any interest therein except upon repurchase or redemption by the Fund unless and until the Shares have been registered under the Securities Act of 1933, as amended, or you have received an opinion of your counsel indicating to your satisfaction that such sale, assignment or transfer will not violate the provisions of the Securities Act of 1933, as amended, or any rules and regulations promulgated thereunder.

This letter is intended to take effect as an instrument under seal and shall be construed under the laws of The Commonwealth of Massachusetts.

Please indicate your agreement and acceptance of this subscription by signing below.

POLAR CAPITAL PARTNERS LIMITED

By:	/s/ Nicholas Farren
Name: Mr. Nicholas Farren
Title: Chief Operating Officer

Accepted and Agreed to on June 5, 2020

DATUM ONE SERIES TRUST, on behalf of Polar Capital Emerging Market Stars

By:	/s/ Barbara J. Nelligan
Name: Barbara J. Nelligan
Title: President